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TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS INC. ANNOUNCES CLOSING OF $45,000,000 "BOUGHT DEAL" FINANCING

TORONTO, CANADA -- February 12, 2004 -- Russel Metals Inc. (RUS -- TSX) announced today the closing of its public offering of Common Shares underwritten by a syndicate of underwriters led by GMP Securities Ltd. and including RBC Dominion Securities Inc., Scotia Capital Inc., National Bank Financial Inc. and Westwind Partners Inc.  The offering of 5,000,000 Common Shares was completed on a bought deal basis at a purchase price of $9.00 per Common Share, for aggregate gross proceeds of approximately $45,000,000.  Russel also granted the underwriters the option to purchase an additional 750,000 shares at the same purchase price, which option was exercised in full by the underwriters.  Net proceeds of the offering, after deducting the Underwriters' Fee and reasonable underwriting expenses, were $49,675,000.  The Company plans to use the proceeds of the offering to reduce borrowings under its bank credit facility and for general corporate purposes.

The Common Shares were offered by way of a short form prospectus in all of the provinces in Canada and in the United States on a private placement basis.  The Common Shares are not, and will not be, registered under the United States Securities Act of 1933, as amended.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:

Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com